Exhibit 1

Rinker Group Limited ABN 53 003 433 118

Results for announcement to the market

Half Year Ended 30 September 2004

Half year ended 30 September	US$ million 2004	US$ million 2003	A$ million 2004	A$ million 2003

Revenues from ordinary activities	2,148.8	1,864.0	3,042.9	2,860.7
% increase on prior period	15.3%		6.4%

Profit from ordinary activities after tax
attributable to members of Rinker Group Limited	207.6	151.8	293.8	232.8
% increase on prior period	36.8%		26.2%

Net profit attributable to members of Rinker Group Limited	207.6	151.8	293.8	232.8
% increase on prior period	36.8%		26.2%

Interim dividend per share:
			A$ per share
			2004	2003
The directors declared the following interim dividend (fully franked at 30% tax rate) on 16 November 2004:			7 cents	6 cents

Record date:

Registrable transfers received by 26 November 2004 up to the times specified in the Listing Rules and SCH

Business Rules will be registered before entitlements to the dividend are determined.

	US$ per share		A$ per share
Half year ended 30 September	2004	2003	2004	2003

Earnings per share	22.0 cents	16.1 cents	31.2 cents	24.6 cents

This document represents information provided pursuant to Listing Rule 4.2A of the Australian Stock Exchange. The information should be read in conjunction with Rinker’s most recent annual financial report, the Full Financial Report for the year ended 31 March 2004. Members wishing to receive the Full Financial Report may obtain a copy from our internet site at www.rinkergroup.com or by contacting Rinker Investor Relations.